

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Robert Rasmus
Chief Executive Officer
Advanced Emissions Solutions, Inc.
8051 E. Maplewood Ave, Suite 210
Greenwood Village, CO 80111

> **Re: Advanced Emissions Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2024**
> **File No. 333-276375**

Dear Robert Rasmus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jonathan Whalen, Esq.